                                                                     EXHIBIT 4.1

                               OPTION AGREEMENT
                               ----------------

          OPTION AGREEMENT (this "Agreement"), dated as of July 26, 1999 by and between Roberts Pharmaceutical Corporation, a New Jersey corporation ("Roberts"), and Shire Pharmaceuticals Group plc, a public limited company organized under the laws of England and Wales ("Shire").

          WHEREAS, concurrently herewith, Shire, Roberts and Ruby Acquisition Sub, a New Jersey corporation ("Acquisition Sub"), are entering into an Agreement and Plan of Merger of even date herewith (the "Merger Agreement"), pursuant to which Acquisition Sub will merge with and into Roberts (the "Merger"); and

          WHEREAS, as a condition and inducement to Shire and Acquisition Sub to enter into the Merger Agreement, Shire has required that Roberts agree, and Roberts has agreed, to grant to Shire an option to purchase certain newly issued shares of common stock, par value $.01 per share (the "Common Stock") of Roberts, upon the terms and conditions set forth herein;

          NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, and intending to be legally bound hereby, it is agreed as follows:

1.  Option to Purchase.
    ------------------

          1.1  Grant of Option.  Roberts hereby grants to Shire an irrevocable
               ---------------
option (the "Option") to purchase up to 6,345,926 shares of Common Stock (the "Shares") on the terms and subject to the conditions set forth herein. The Option is exercisable upon the occurrence of any event causing the payment set forth in Section 9.2(b) of the Merger Agreement to become due and payable.

          1.2  Exercise of Option.  Subject to Section 1.1, at any time prior to
               ------------------
the termination of this Agreement, Shire may exercise the Option, in whole or in part, by sending a written notice of such exercise (the "Exercise Notice") to Roberts specifying the number of Shares to be purchased and a date (not less than two business days nor more than ten days from the later of (i) the date such Exercise Notice is given and (ii)
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                                      -2-

the expiration or termination of any waiting period, and any extensions thereof, under the HSR Act (as hereinafter defined)) (the "Option Closing Date") for the closing of such purchase (the "Closing"). The Option may only be exercised on one occasion. The Closing shall take place at the offices of Cahill Gordon & Reindel, 80 Pine Street, New York, New York, at 11:00 a.m., local time, on the day specified in such notice or at such other place, and at such other time or date, as the parties hereto may agree. At the Closing, Roberts shall deliver to Shire certificates in definitive form representing the number of Shares specified in the Exercise Notice registered in the name of Shire or its designee, against payment therefor as specified in Section 1.3. All applicable transfer and documentary taxes and other fees shall be paid by Roberts.

          1.3  Purchase Price.  The purchase and sale of the shares of Common
               --------------
Stock pursuant to Section 1.1 of this Agreement shall be at a purchase price per share equal to $30.00 in cash (the "Purchase Price"). At the Closing, Shire shall pay to Roberts in immediately available funds by wire transfer payable to the order of Roberts an amount equal to the product of the Purchase Price multiplied by the number of Shares sold pursuant to this Section 1.

          1.4  Adjustments.  If at any time the outstanding shares of Common
               -----------
Stock are changed into a different number of shares or a different class by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment or if a stock dividend thereon is declared with a record date prior to the termination of this Agreement, then the number of shares of Common Stock subject to the Option and the applicable per share consideration to be paid by Shire upon exercise of the Option (but not the total purchase price) shall be appropriately and equitably adjusted so that Shire shall receive upon exercise of the Option the number and class of shares or other securities or property that Shire would have received in respect of the Shares that Shire would have been entitled to purchase upon exercise of the Option if the Option had been exercised immediately prior to such event. The rights of Shire under this Section 1.4 shall be in addition to, and shall in no way limit, its rights against Roberts for breach by Roberts of the Merger Agreement.

          1.5  Aggregate Limits.  (a)  Notwithstanding any other provision of
               ----------------
this Agreement or the Merger Agreement, in
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                                      -3-

no event shall Shire's Total Profit (as hereinafter defined) exceed in the aggregate $32.0 million and, if it otherwise would exceed such amount Shire, in its sole discretion, shall either (i) reduce the number of shares of Common Stock subject to the Option, (ii) pay cash to Roberts, (iii) reduce the fee set forth in Section 9.2(b) of the Merger Agreement or (iv) any combination thereof, so that Shire's actually realized Total Profit shall not exceed in the aggregate $32.0 million after taking into account the foregoing actions.

          (b) Notwithstanding any other provision of this Agreement, this Option may not be exercised for a number of Shares as would, as of the date the Exercise Notice is given, result in a Notional Total Profit (as defined below) of more than $32.0 million and, if exercise of the Option otherwise would exceed such amount, Shire, at its discretion, may increase the Purchase Price for that number of Shares set forth in the Exercise Notice so that the Notional Total Profit shall not exceed $32.0 million.

          (c)  As used herein, the term "Total Profit" shall mean the sum of
(i)(x) the amount (before taxes but net of reasonable and customary commissions paid or payable in connection with such transaction) received by Shire pursuant to the sale or other disposition of the Shares less (y) the exercise price for such Shares, (ii) any amounts (before taxes but net of reasonable and customary commissions paid or payable in connection with such transaction) received by Shire on the transfer of the Option (or any portion thereof) to any unaffiliated Person(s) (if permitted hereunder) or to Roberts and (iii) the amount received by Shire pursuant to Section 9.2(b) of the Merger Agreement.

          (d) As used herein, the term "Notional Total Profit" with respect to any number of Shares as to which Shire may propose to exercise this Option shall be the Total Profit determined as of the date the Exercise Notice is given assuming that this Option were exercised on such date for such number of Shares and assuming that such Shares, were sold for cash at the closing market price for the Common Stock as of the close of business on the preceding trading day (less customary brokerage commissions).
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                                      -4-

2.  Representations and Warranties of Roberts.  Roberts represents and warrants
    -----------------------------------------
to Shire as follows:

          2.1  Shares of Common Stock.  Roberts has taken all action necessary
               ----------------------
to authorize and reserve for issuance and to permit it to issue, upon exercise of the Option, and at all times from the date hereof through the expiration of the Option will have reserved, that number of unissued Shares that are subject to the Option, all of which, upon their issuance and delivery in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable. Upon delivery of the Shares to Shire upon the exercise of the Option, Shire will acquire the Shares, free of all liens, encumbrances, restrictions and claims of every kind other than restrictions on transfer under applicable Federal and State securities laws.

          2.2  Authority; Binding Agreement.  Roberts has the full legal right,
               ----------------------------
power and authority to enter into and perform all of its obligations under this Agreement. The execution and delivery of this Agreement by Roberts will not violate its Certificate of Incorporation or By-laws. This Agreement has been duly executed and delivered by Roberts and constitutes a legal, valid and binding agreement of Roberts, enforceable in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws, now or hereafter in effect affecting creditors' rights and remedies generally or general principles of equity. Neither the execution and delivery of this Agreement nor the consummation by Roberts of the transactions contemplated hereby will (i) violate, or require any consent, approval or notice under, any provision of any judgment, order, decree, statute, law, rule or regulation applicable to Roberts or the Shares, except for the filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), or (ii) constitute a violation of, conflict with or constitute a default under, any material contract, commitment, agreement, understanding, arrangement or other restriction of any kind to which Roberts and its subsidiaries are a party or by which any of them are bound.

          2.3  No Consent.  The execution and delivery of this Agreement by
               ----------
Roberts does not, and the performance of this Agreement by Roberts will not, require any consent, approval, authorization or permit of, or filing with or notification to, any non-governmental entity or other third party.
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                                      -5-

          2.4  Reliance on Agreement.  Roberts understands and acknowledges that
               ---------------------
Shire is entering into the Merger Agreement in reliance upon Roberts' execution and delivery of this Agreement. Roberts acknowledges that the irrevocable stock option set forth in Section 1 is granted in consideration for the execution and delivery of the Merger Agreement by Shire.

3.  Representations and Warranties of Shire.  Shire represents and warrants to
    ---------------------------------------
Roberts as follows:

          3.1  Authority; Binding Agreement.  Shire has full legal right, power
               ----------------------------
and authority to enter into and perform all of its obligations under this Agreement. This Agreement has been duly executed and delivered by Shire and constitutes a legal, valid and binding agreement of Shire, enforceable in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws, now or hereafter in effect, affecting creditors rights and remedies generally or general principles of equity. Neither the execution and delivery of this Agreement nor the consummation by Shire of the transactions contemplated hereby will (i) violate, or require any consent, approval or notice under, any provision of any judgment, order, decree, statute, law, rule or regulation applicable to Shire or the Shares, except for the filings under the HSR Act or
(ii) constitute a violation of, conflict with or constitute a default under, any contract, commitment, agreement, understanding, arrangement or other restriction of any kind to which Shire is a party or by which it is bound.

          3.2  Private Purchase.  Shire is acquiring the Option and will acquire
               ----------------
the shares of Common Stock upon the exercise of the Option for its own account and not with a view to the distribution or resale thereof in any manner not in accordance with applicable law.

4.  Certain Covenants of Roberts.
    ----------------------------

          4.1  HSR Act.  If prior notification to or approval of any regulatory
               -------
or antitrust agency is required in connection with the acquisition of the Shares by Shire hereunder, Roberts shall promptly make any required filing, and shall expeditiously respond to any requests and make any subsequent filings necessary to obtain clearance to consummate the purchase of the
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                                      -6-

Shares by Shire. Notwithstanding Section 1, the time periods specified therein shall run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods shall have passed.

5.  Certain Covenants of Shire.
    --------------------------

          5.1  Voting.  Subject to payment by Roberts of all amounts due Shire
               ------
under Section 9.2(b) of the Merger Agreement (subject to the limitations contained in Section 1.5 hereof), Shire will vote any Shares then held by it in favor of the first Roberts Acquisition Transaction (as defined in the Merger Agreement) recommended by Roberts' Board of Directors subsequent to Shire's exercise of the Option, provided that such, recommendation has not been withdrawn, amended or modified. Shire will be present in person or represented by proxy at each shareholder meeting of which it receives notice, provided such notice is given in compliance with Roberts' Certificate of Incorporation and By-Laws and New Jersey law or Shire waives such notice.

          5.2  Standstill.
               ----------

          Shire agrees that for a period of two years from the date of the first exercise of the Option, neither it nor any of its affiliates will, without the prior written consent of Roberts or its Board of Directors:

     (a) acquire, offer to acquire, or agree to acquire, by purchase or otherwise, voting securities or direct or indirect rights to acquire any voting securities of Roberts, or of any successor to or person in control of Roberts representing in excess of 20% of the then outstanding voting equity of such entity, or any material portion of the assets of Roberts or any subsidiary or division thereof or of any such successor or controlling person;

     (b) make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" to vote (as such terms are used in the rules of the Securities and Exchange Commission), or seek to advise or influence any person with respect to the voting of
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                                      -7-

          any voting securities of the Roberts which Shire does not then own;

     (c) make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any Roberts Acquisition Transaction; or

     (d)  form, join or in any way participate in a "group" as defined in
          Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or enter into discussions with any person other than Roberts, in connection with any of the foregoing.

          Notwithstanding the foregoing, paragraphs (a) through (d) above shall not be binding on Shire if, without the appraisal of the Roberts board of directors, (A) any person or group of person (other than any person specified in Rule 13d-1(b)(1)(i) and (ii) under the Exchange Act or Shire and its affiliates) acquires beneficial ownership of Common Stock, or any securities convertible into or exchangeable for any Common Stock (or any combination of Common Stock and such securities), representing 10% or more of the then total outstanding shares of Common Stock; or (B) it has been publicly announced or otherwise publicly disclosed that any person or group of persons, other than Shire or any of its affiliates, proposes to effect or has effected (1) a merger, consolidation or other business combination transaction with Roberts, (2) any sale, lease, exchange, transfer or other disposition of all or substantially all of the assets of Roberts and its subsidiaries, taken as a whole, (3) a tender offer or exchange offer for more than 10% of the outstanding shares of Common Stock, or (4) any solicitation of proxies with respect to shares of Common Stock by any person or group of persons (other than Shire or any of its affiliates) with respect to either the election of the directors or relating to any transaction of the kind referred to in this paragraph.

          5.3  Transfer Restrictions.  For so long as Shire owns Shares
               ---------------------
representing at least 5% of the outstanding shares of Common Stock, Shire agrees that it will not sell, transfer any beneficial interest in, pledge, hypothecate or otherwise dispose of any Shares at any time except as follows:

        (i) pursuant to a Roberts Acquisition Transaction approved by the board of directors of Roberts; or
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                                      -8-

       (ii) in compliance with Rule 144 (or any successor provision) under the Securities Act of 1933, as amended.

6.  Termination.  This Agreement, to the extent an Exercise Notice has not
    -----------
previously been given after the occurrence of the event described in Section 1.1 hereof, shall terminate on the earlier of (i) the Effective Time (as defined in the Merger Agreement) or (ii) the termination of the Merger Agreement in accordance with its terms unless a fee is payable or could be payable under
Section 9.2(b) of the Merger Agreement (in which case this Agreement shall terminate one business day after any amount due under such Section 9.2(b) has been received by Shire or a fee could no longer be payable under the terms of such Section 9.2(b)).

7.  Restrictive Legends.  Each certificate representing Shares issued to Shire
    -------------------
hereunder shall, to the extent applicable, include a legend in substantially the following form:

          THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY BE REOFFERED OR SOLD ONLY IF SO REGISTERED OR IF AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. THESE SECURITIES ARE SUBJECT TO CERTAIN RESTRICTIONS CONTAINED IN AN OPTION AGREEMENT DATED AS OF JULY 23, 1999.

8.  Conditions to Closing.  The obligations of the parties to close hereunder
    ---------------------
shall be subject to the conditions that (i) there shall be no preliminary or permanent injunction or other order issued by any court of competent jurisdiction in effect which prohibits the issuance of the Shares and (ii) all applicable waiting periods, and any extensions thereof, under the HSR Act shall have expired or been terminated. Roberts agrees not to seek any such injunction or order and agrees that it will oppose and will seek the immediate lifting of any such injunction or order.

9.  Miscellaneous.
    -------------

          9.1  Survival of Representations and Warranties.  All representations,
               ------------------------------------------
warranties, covenants and agreements made by Roberts and Shire in this Agreement shall survive any Closing hereunder and any investigation at any time made by or on behalf of any party.

          9.2  Notices.  All notices, requests, claims, demands and other
               -------
communications under this Agreement shall be in writing and shall be delivered personally or by next-day courier or telecopied with confirmation of receipt, to the parties at the addresses specified below (or at such other address for a party as shall be specified by like notice; provided that notices of a change of
                                            --------
address shall be effective only upon receipt thereof). Any such notice shall be effective upon receipt, if personally delivered or telecopied or one day after delivery to a courier for next-day delivery.

               If to Shire:

               Shire Pharmaceuticals Group plc
               East Anton
               Andover, Hants SP 10 5RG
               United Kingdom
               Telecopy:  011 44 1 264 334 658
               Attention:  Rolf Stahel, Chief Executive Officer

               with copies to:

               John P. Mitchell, Esq.
               Cahill Gordon & Reindel
               80 Pine Street
               New York, NY  10005
               Telephone:  (212) 701-3000
               Telecopy:   (212) 269-5420

               If to Roberts:

               Roberts Pharmaceutical Corporation
               Four Industrial Way West
               Eatontown, New Jersey  07724-2274
               with a copy to:

               Lawrence Lederman, Esq.
               Milbank, Tweed, Hadley & McCloy LLP
               One Chase Manhattan Plaza
               New York, NY  10005
               Telephone:  (212) 530-5000
               Telecopy:   (212) 530-5219

          9.3  Entire Agreement.  This Agreement, together with the documents
               ----------------
expressly referred to herein, constitute the entire agreement and supersede all other prior agreements and understandings, both written and oral, between the parties, with respect to the subject matter contained herein.

          9.4  Amendments.  This Agreement may not be modified, amended, altered
               ----------
or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto.

          9.5  Assignment.  This Agreement shall be binding upon and inure to
               ----------
the benefit of the parties hereto and their respective successors, assigns and personal representatives, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other party.

          9.6  Expenses.  Each party hereto will pay all of its expenses in
               --------
connection with the transactions contemplated by this Agreement, including, without limitation, the fees and expenses of its counsel and other advisers.

          9.7  Governing Law.  This Agreement, and all matters relating hereto,
               -------------
shall be governed by, and construed in accordance with the laws of the State of New York without giving effect to the principles of conflicts of laws thereof.

          9.8  Injunctive Relief; Jurisdiction.  Roberts agrees that irreparable
               -------------------------------
damage would occur and that Shire would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that Shire shall be entitled to an injunction or injunctions to prevent breaches by Roberts of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of New York, Borough of Manhattan, or in New York state court located in the Borough of Manhattan, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit such party to the personal jurisdiction of any Federal court located in the State of New York, Borough of Manhattan or in New York State Court located in the Borough of Manhattan in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) agrees that such party will not attempt to deny or defeat such party to the personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that such party will not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other than a Federal or state court sitting in the State of New York, located in the Borough of Manhattan.

          9.9  Counterparts.  This Agreement may be executed in any number of
               ------------
counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same document.

          9.10  Descriptive Headings.  The descriptive headings used herein are
                --------------------
inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

          9.11  Severability.  Any term or provision of this Agreement which is
                ------------
invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

          9.12  Further Assurances.  Each party hereto shall execute and deliver
                ------------------
such additional documents as may be necessary or desirable to consummate the transactions contemplated by this Agreement.

          9.13  Third-Party Beneficiaries.  Nothing in this Agreement, expressed
                -------------------------
or implied, shall be construed to give any person other than the parties hereto any legal or equitable right, remedy or claim under or by reason of this Agreement or any provision contained herein.

          IN WITNESS WHEREOF, Shire and Roberts have caused this Agreement to be executed by their duly authorized officers, as of the date and year first above written.

                              SHIRE PHARMACEUTICALS GROUP PLC

                              By:    /s/ Rolf Stahel
                                   --------------------
                                   Name:  Rolf Stahel
                                   Title: Chief Executive

                              ROBERTS PHARMACEUTICAL CORPORATION

                              By:   /s/ John T. Spitznagel
                                   ------------------------
                                   Name:  John T. Spitznagel
                                   Title: President and Chief
                                           Executive Officer